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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant's Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Enclosure: Form of Advertisement.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statements on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

CGI GROUP INC.

OFFER TO PURCHASE
all of the outstanding common shares of

COGNICASE INC.

on the basis of, at the option of the holder, for each Cognicase Share,
Cdn. $4.25 cash
or
0.5484 Class A Subordinate Shares of CGI Group Inc.,

or any combination thereof,
subject to the maximum aggregate cash consideration and maximum aggregate share consideration
(and corresponding pro-ration) set out in the Offer

        CGI Group Inc. ("CGI" or the "Offeror") has commenced an offer dated December 6, 2002 (the "Offer") to purchase all of the outstanding common shares (including common shares which may become outstanding after the date of the Offer upon the exercise of outstanding options and other securities, instruments and rights convertible or exchangeable into common shares of Cognicase Inc. ("Cognicase") or entitling the holder thereof to acquire common shares) (the "Cognicase Shares"). The Offer will be open for acceptance until 5:00 p.m. (Montreal time) on January 13, 2003 unless withdrawn or extended. On December 5, 2002, the last trading day prior to the date of announcement of the Offer, the closing price of the Cognicase Shares on the Toronto Stock Exchange (the "TSX") and on The Nasdaq National Market ("Nasdaq") was Cdn. $3.40 and US $2.17, respectively, and the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX was Cdn. $3.04 and Cdn. $2.83, respectively. On such date, the Offer represents a 25% premium over the closing price of the Cognicase Shares on the TSX, and a 39.9% and 50.4% premium over the 20-day and 90-day weighted average closing price of the Cognicase Shares on the TSX, respectively.

        The Offer is conditional upon, among other things, at least (i) 66 2/3% of the outstanding Cognicase Shares and (ii) 50.01% of the outstanding Cognicase Shares other than those Cognicase Shares held by persons whose Cognicase Shares would not be included as part of the "minority" in connection with any subsequent acquisition transaction, being validly deposited under the Offer and not withdrawn as at 5:00 p.m. (Montreal time) on January 13, 2003 or such later time or times and date or dates to which the Offer may be extended from time to time by the Offeror in respect of the Offer.

        The Class A Subordinate Shares of CGI (the "CGI Shares") are listed on the TSX and on the New York Stock Exchange ("NYSE"). The TSX has conditionally approved the listing of the CGI Shares issuable pursuant to the Offer, subject to CGI fulfilling all the requirements of the TSX. CGI will file an additional listing application with the NYSE to have the CGI Shares issuable in the United States pursuant to the Offer listed on the NYSE. The closing price of the CGI Shares on December 5, 2002, the last trading day prior to the date of announcement of the Offer, was Cdn. $7.55 on the TSX and US $4.82 on the NYSE.

        CGI has entered into a lock-up agreement with National Bank of Canada (the "Vendor") pursuant to which the Vendor has, subject to certain exceptions, irrevocably agreed to deposit pursuant to the Offer and not to withdraw an aggregate of 9,450,187 Cognicase Shares beneficially owned, directly or indirectly, by the Vendor.

        CGI is the largest independent Canadian information technology (IT) services company and the fourth largest independent in North America. Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and business process services, along with corporate services. CGI provides end-to-end IT services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of CGI's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting.

        For further information or assistance with the Offer, contact CIBC World Markets Inc., Desjardins Securities Inc. or your financial or legal advisor.

CIBC World Markets Inc. (514) 847-6300	Desjardins Securities Inc. (514) 281-2244

This advertisement is neither an offer to purchase, nor an offer to sell the Cognicase Shares. The Offer is made solely by the Offer and Circular dated December 6, 2002 and related Letter of Transmittal and Notice of Guaranteed Delivery (the "Offer Documents") filed by the Offeror with all securities commissions or similar regulatory authorities in Canada and which will be made available by such authorities through the Internet at www.sedar.com. The Offeror will mail the Offer Documents to all shareholders named on the shareholders list, requested from Cognicase on December 6, 2002, within two business days of receipt of such list from Cognicase. The Offer will be commenced in the Province of Québec on the date that the Offer Documents are mailed to the shareholders of Cognicase on such list who are resident in Québec.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Cognicase Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Cognicase Shares in any such jurisdiction.

The information contained in this advertisement is a summary only of the more detailed information appearing in the Offer Documents. Shareholders are urged to read the Offer Documents in their entirety.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: December 6, 2002	By:	/s/ PAULE DORÉ Paule Doré, Executive Vice-President and Chief Corporate Officer and Secretary

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SIGNATURES